Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

APPOINTMENT OF MEMBER OF NOMINATION COMMITTEE

On 29 August 2023, the board (the “Board”) of directors (the “Directors”, and each a “Director”) of China Southern Airlines Company Limited (the “Company”) considered and approved the appointment of Ms. Pansy Catilina Chiu King Ho as a member of the nomination committee of the Company (the “Nomination Committee”) with effect from 29 August 2023. The composition of the Nomination Committee henceforth comprises the following Directors:

Mr. Gu Hui Zhong (Nomination Committee chairman, independent non-executive Director);

Mr. Ma Xu Lun (Nomination Committee member, executive Director);

Ms. Pansy Catilina Chiu King Ho (Nomination Committee member, independent non-executive Director).

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 August 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.